FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated December 6, 2006

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X  Form 40-F .....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....  No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Extraordinary General Meeting of Magyar Telekom Telekommunications Public Limited Company’s

21 December 2006. at 11.00 a.m.

Headquarters of Magyar Telekom

Budapest I., Krisztina krt. 55.

Written documents of Magyar Telekom Plc’s

Extraordinary General Meeting of December 21st, 2006

		Page

1.	Report of the Board of Directors on the management of the Company, the business policy of Magyar Telekom Group and report on the business operations and the financial situation of Magyar Telekom Group in 2005 according to the requirements of the Accounting Act	3

2.	Report of the Board of Directors on the business operations of the Company in 2005	12

3.	Decision on the approval of the 2005 financial statements of the Company and on the release from liability of the members of the Board of Directors	18

4.	Proposal of the Board of Directors for the use of the profit after tax earned in 2005	20

5.	Election of the Company’s Auditor and determination of its remuneration	22

6.	Modification of the Articles of Association of Magyar Telekom Plc.	24

7.	Report of the Supervisory Board about the 2005 operations of the Company and the Group	26

Magyar Telekom Telecommunications Public Limited Company

Submission

for Magyar Telekom Plc.’s General Meeting

Subject:                                                 Report of the Board of Directors on the management of the Company, the business policy of Magyar Telekom Group and report on the business operations and the financial situation of Magyar Telekom Group in 2005 according to the requirements of the Accounting Act.

Budapest, december, 2006

Magyar Telekom Telecommunications

Public Limited Company

Consolidated Financial Statements

FOR THE YEAR ENDED DECEMBER 31, 2005

Prepared in accordance with

International Financial Reporting Standards (IFRS)

MAGYAR TELEKOM

CONSOLIDATED BALANCE SHEETS

		At December 31,
		HUF		USD
	Notes	2004	2005	2005

		(in HUF millions)		(million USD)
				(unaudited)
				(note 2)
ASSETS
Current assets
Cash and cash equivalents	6	36,879	46,060	216
Other financial assets	7	576	1,817	9
Trade and other receivables	8	83,440	97,183	455
Current income tax receivable		3,549	452	2
Inventories	9	7,669	8,414	39
Assets held for disposal	10	3,063	2,302	11
Total current assets		135,176	156,228	732

Non current assets
Property, plant and equipment – net	11	571,090	580,736	2,719
Intangible assets – net	12	298,351	319,797	1,497
Associates	14	5,750	5,020	23
Deferred taxes	26	12,527	14,966	70
Other non current assets	15	6,664	6,201	29
Total non current assets		894,382	926,720	4,338

Total assets		1,029,558	1,082,948	5,070

LIABILITIES
Current liabilities
Loans from related parties	17	60,000	74,648	350
Loans and other borrowings – third party	17	34,538	43,602	204
Trade and other payables	18	109,921	119,464	559
Current income tax payable		52	1,472	7
Deferred revenue	19	1,502	918	4
Provision for liabilities and charges	20	15,537	6,817	32
Total current liabilities		221,550	246,921	1,156

Non current liabilities
Loans from related parties	17	177,675	212,000	993
Loans and other borrowings – third party	17	48,395	14,215	67
Deferred revenue	19	1,186	267	1
Deferred taxes	26	1,280	3,189	15
Provision for liabilities and charges	20	2,761	3,141	15
Other non current liabilities	18	47	5,521	26
Total non current liabilities		231,344	238,333	1,117

Total liabilities		452,894	485,254	2,273

EQUITY
Shareholders’ equity
Common stock		104,281	104,281	488
Additional paid in capital		27,382	27,382	128
Treasury stock		(3,842)	(1,926)	(9)
Cumulative translation adjustment		(3,026)	(420)	(2)
Retained earnings		391,772	398,250	1,864
Total shareholders’ equity		516,567	527,567	2,469
Minority interests		60,097	70,127	328
Total equity		576,664	597,694	2,797

Total liabilities and equity		1,029,558	1,082,948	5,070

These consolidated financial statements were authorized for issue by the Board of Directors on December 5, 2006 and signed on their behalf by:

Elek Straub	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

CONSOLIDATED INCOME STATEMENTS

		For the year ended December 31,
		HUF			USD
	Notes	2003	2004	2005	2005

		(in HUF millions, except per share			(million
		amounts)			USD)
					(unaudited)
					(note 2)

Fixed line services	21	358,655	334,174	331,062	1,550
Mobile services	22	248,597	267,264	289,635	1,356
Total revenues		607,252	601,438	620,697	2,906

Employee related expenses	23	(87,920)	(109,497)	(92,783)	(434)
Depreciation and amortization		(128,334)	(137,666)	(114,686)	(537)
Payments to other network operators		(84,449)	(87,580)	(89,097)	(417)
Cost of telecommunications equipment sales		(40,811)	(40,971)	(37,221)	(174)
Other operating expenses – net	24	(143,674)	(140,460)	(153,522)	(720)
Total operating expenses		(485,188)	(516,174)	(487,309)	(2,282)

Operating profit		122,064	85,264	133,388	624

Net financial expenses	25	(40,002)	(36,146)	(31,288)	(146)
Share of associates’ profits/losses after tax	14	795	1,896	330	1

Profit before income tax		82,857	51,014	102,430	479

Income tax	26	(13,517)	(7,687)	(13,511)	(63)

Profit for the year		69,340	43,327	88,919	416

Attributable to:
Equity holders of the Company (Net income)		57,475	34,641	78,564	368
Minority interests		11,865	8,686	10,355	48
		69,340	43,327	88,919	416

Earnings per share (EPS) information:

Profit attributable to the equity holders of the Company		57,475	34,641	78,564	368

Weighted average number of common stock outstanding (thousands) used for basic EPS		1,037,912	1,037,912	1,038,803

Average number of dilutive share options (thousands)		122	318	417

Weighted average number of common stock outstanding (thousands) used for diluted EPS		1,038,034	1,038,230	1,039,220

Basic earnings per share (HUF and USD)		55.38	33.38	75.63	0.35
Diluted earnings per share (HUF and USD)		55.37	33.37	75.60	0.35

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

CONSOLIDATED CASHFLOW STATEMENTS

		For the year ended December 31,
		HUF			USD
	Notes	2003	2004	2005	2005
		(in HUF millions)			(million
					USD)
					(unaudited)
					(note 2)

Cashflows from operating activities

Cash generated from operations	27	240,497	234,681	236,937	1,110
Interest paid		(30,063)	(34,030)	(31,078)	(146)
Income tax paid		(12,318)	(10,900)	(4,523)	(21)
Net cashflows from operating activities		198,116	189,751	201,336	943

Cashflows from investing activities
Purchase of tangible and intangible assets	13	(90,788)	(91,748)	(103,587)	(485)
Purchase of subsidiaries and business units	5	(7,992)	(17,273)	(35,927)	(168)
Cash acquired through business combinations	5	61	16	1,866	9
Interest received		908	1,452	2,195	10
Dividend received		575	2,633	1,729	8
Proceeds from / (payments for) other financial assets – net		266	43	(371)	(2)
Proceeds from disposal of non current assets		2,269	4,090	2,529	12
Net cashflows from investing activities		(94,701)	(100,787)	(131,566)	(616)

Cashflows from financing activities
Dividends paid to shareholders and minority interest		(23,507)	(78,294)	(84,551)	(396)
Proceeds from loans and other borrowings		192,057	338,680	263,329	1,233
Repayment of loans and other borrowings		(260,583)	(332,481)	(242,595)	(1,136)
Purchase of treasury stock		(3,842)	-	-	-
Proceeds from sale of treasury stock		3,842	-	1,969	9
Other		(2)	-	-	-
Net cashflows from financing activities		(92,035)	(72,095)	(61,848)	(290)

Effect of foreign exchange rate changes on cash and cash equivalents		1,901	(2,122)	1,259	6

Change in cash and cash equivalents		13,281	14,747	9,181	43

Cash and cash equivalents, beginning of year		8,851	22,132	36,879	173
Cash and cash equivalents, end of year	6	22,132	36,879	46,060	216

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to the equity holders of the Company						Minority interest	Total equity
	Shares of common stock (a)	Common stock	Additional paid in capital	Treasury stock	Cumulative translation adjustment	Retained earnings (i)

Balance at December 31, 2002	1,042,811,600	104,281	27,382	(4,488)	(4,348)	393,317	59,436	575,580

Dividend (g)						(18,682)		(18,682)
Dividend declared to minority interest (h)							(4,796)	(4,796)
Business combinations (b)							(2,424)	(2,424)
Sale of treasury stock (c)				4,488		(646)		3,842
Purchase of treasury stock (c)				(3,842)				(3,842)
Cumulative Translation Adjustment					5,173		6,193	11,366
Profit for the year						57,475	11,865	69,340

Balance at December 31, 2003	1,042,811,600	104,281	27,382	(3,842)	825	431,464	70,274	630,384

Dividend (g)						(72,654)		(72,654)
Dividend declared to minority interest (h)							(5,651)	(5,651)
Business combinations (b)							(9,109)	(9,109)
Purchase of investment in T-Systems Hungary (d)						(1,679)		(1,679)
Cumulative Translation Adjustment					(3,851)		(4,103)	(7,954)
Profit for the year						34,641	8,686	43,327

Balance at December 31, 2004 as reported	1,042,811,600	104,281	27,382	(3,842)	(3,026)	391,772	60,097	576,664

Effect of adoption of changes in IAS 39 – net of tax (note 2(e))						(733)		(733)

Balance at December 31, 2004 as restated	1,042,811,600	104,281	27,382	(3,842)	(3,026)	391,039	60,097	575,931
Dividend (g)						(72,654)		(72,654)
Dividend declared to minority interest (h)							(11,913)	(11,913)
Business combinations (b)							9,447	9,447
Sale of Telit to
DeTe Immobilien (d)						495		495
TSI’s capital injection in TSH (d)						669		669
Sale of treasury stock (e)				1,916		53		1,969
Effect of fair value of share based payments (f)						84		84
Cumulative Translation Adjustment					2,606		2,141	4,747
Profit for the year						78,564	10,355	88,919

Balance at December 31, 2005	1,042,811,600	104,281	27,382	(1,926)	(420)	398,250	70,127	597,694

Of which treasury stock	(2,456,659)

Shares of common stock outstanding at December 31, 2005	1,040,354,941

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (notes)

(a)          In addition to the 1,042,811,600 issued shares of common stock (nominal value of HUF 100), total shareholders’ equity includes one Series “B” preference share at the nominal value of HUF 10,000 at December 31, 2005. This Series “B” share is held by the Ministry of Informatics and Communications, and bestows certain rights on its owner, including access to information, and the appointment of a Director. This share may only be held by the Government or its nominee. The number of authorized shares on December 31, 2005 is 1,054,911,600.

(b)         Business combinations include the change in minority interests due to acquisitions. In case of new acquisitions where Magyar Telekom acquires a less than 100 percent stake, minority interests increase. Minority interests decrease where Magyar Telekom acquires further share of ownership in subsidiaries already consolidated.

(c)          Due to statutory requirements the Company sold and repurchased its 4,900,000 shares of common stock in 2003 for HUF 3,842 million, which resulted in a loss of HUF 646 million recognized in retained earnings.

(d)         Related party transactions

In 2004 Magyar Telekom acquired a 49% share of ownership in T-Systems Hungary (TSH), since which time TSH is an associate of Magyar Telekom Group. As both Magyar Telekom and TSH belong to the Deutsche Telekom group, the ultimate parent of Magyar Telekom, the transaction is considered as being between entities under common control. As a result, the difference between the carrying value of this investment in T-Systems International’s books (HUF 1,751 million) and the purchase price (HUF 3,430 million) was accounted for directly against the retained earnings of the Group.

In 2005 Magyar Telekom sold its investment in Telit Rt., the real estate outsourcing company of Magyar Telekom to DeTe Immobilien, a Deutsche Telekom group member. As the transaction took place between entities under common control, the gain on the sale of the investment was recognized directly in retained earnings.

In 2005 T-Systems International (TSI) forgave a loan given to T-Systems Hungary (TSH) in an amount of HUF 1,366 million of which HUF 669 appears as an increase in Magyar Telekom’s share of TSH’s net assets on equity consolidation as TSH is an associated company of the Group. As all three parties are part of the Deutsche Telekom group and the transaction took place between entities under common control, the increase in Magyar Telekom’s investment in TSH was recognized directly in retained earnings.

(e)          In 2005 Magyar Telekom’s CEO and other managers exercised some of their share options, and the Company used its treasury shares reserved for the option programs. As a result of these transactions, the Company sold 2,443,341 of its treasury shares to the CEO and other managers at the fixed option prices. On the sale of the treasury shares the Company recognized a gain of HUF 53 million, which was recognized in retained earnings. For more details on the programs see note 28.

(f)            In 2005 Magyar Telekom adopted IFRS 2 – Share-based payment, which requires the Company to recognize the cost of the equity-settled share-based payments against retained earnings.  In 2005 the Company accounted for HUF 84 million of such expenses. For more details see note 28.

(g)         In 2005 Magyar Telekom Plc. declared and paid HUF 70 dividend per share (HUF 70 in 2004, HUF 18 in 2003).

(h)         The dividend declared to minority interest almost entirely reflects the dividend declared by Maktel, Magyar Telekom’s Macedonian subsidiary to its minority shareholders.

(i)             The distributable reserves of the Company under Hungarian law at December 31, 2005 amounted to approximately
HUF 282,000 million (HUF 283,000 million at December 31, 2004).

The accompanying notes form an integral part of these consolidated financial statements.

Investigation into certain consultancy contracts

On February 13, 2006, the Company announced that it was investigating certain contracts to determine whether they were entered into in violation of Company policy or applicable law or regulation. Concerns regarding two consultancy contracts entered into by one of the Company’s subsidiaries were initially raised by the Company’s auditors. As a result of the investigation, two additional consultancy contracts, which were entered into by the Company, have been called into question. The total amount of the four contracts under investigation is around HUF 2 billion. Concerns have also arisen regarding destruction by certain employees of electronic documents obstructing the investigation. As a consequence of the investigation, the Company had suspended a number of employees who have since resigned. The investigation, which is being conducted by an independent law firm and supervised by the Audit Committee, is still ongoing.

Although the investigation has not been finalized, based on the independent investigators’ findings and conclusions to date, these contracts were entered into without full compliance with internal company procedures regarding the entry of such contracts. Moreover, sufficient evidence could not be obtained that adequate value was received under these contracts. In its 2005 preliminary results announcement the Company had capitalized the HUF 1.12 billion payment made related to two of these contracts. As a result of the findings of the investigation, the Company has expensed the total amount of the HUF 2 billion paid under these four contracts, and discloses these expenses under the caption “Other operating expenses – net.”  See Note 23. This has resulted in a commensurate effect on, among others, taxes, minority interest and net income when compared to what was reported in the Company’s 2005 preliminary results announcement.

The Company has already implemented certain remedial measures designed to enhance its control procedures with respect to the entry into consultancy contracts, including the introduction of a new governance model and replacement of the Board of Directors at Crnogorski Telekom and termination of work contracts with employees initiating data deletions interfering with the investigation.

The Company’s Board of Directors also approved on November 8, 2006 a more extensive program of remedial actions, which it expects to implement in the near future. These decisions include structural and procedural changes in relation to mergers and acquisitions and procurement as well as a new internal control regime. The Company’s Board of Directors also decided on December 5, 2006 on certain additional enhancements of internal controls and the implementation thereof.

As a result of the delays in finalizing its 2005 financial statements as a result of the investigation, the Company and some of its subsidiaries have failed and may fail to meet certain deadlines prescribed by the Hungarian and other applicable laws and regulations for preparing and filing audited annual results and holding annual general meetings. The Company has already been fined HUF 12 million as a consequence of such delays. The Company has notified the Hungarian Financial Supervisory Authority, the U.S. Securities and Exchange Commission and the U.S. Department of Justice of the investigation and is in contact with these authorities regarding the investigation and has responded to a number of inquiries these authorities have raised.

Magyar Telekom Telecommunications Company Plc.

Submission

for Magyar Telekom Plc.’s General Meeting

Subject:                                                   Report of the Board of Directors on the business operations of the Company in 2005

Budapest, December, 2006

Magyar Telekom Plc.

MAGYAR TELEKOM TELECOMMUNICATIONS

PUBLIC LIMITED COMPANY

BALANCE SHEET AND PROFIT AND LOSS STATEMENT

TO THE 2005 ANNUAL REPORT

Magyar Telekom Plc.

BALANCE SHEET AS OF DECEMBER 31, 2005

(All amounts in millions of HUF)

ASSETS

	Note	December 31, 2004	Self-revision	December 31, 2005

A. FIXED ASSETS AND FINANCIAL INVESTMENTS		816,037	-8	842,373

I. Intangible assets	4	185,679	-3	180,411
Capitalised costs of foundation and restructuring		0	0	0
Capitalised costs of research and development		0	0	0
Rights		1,138	0	18,238
Intellectual property		13,837	-3	1,558
Goodwill		170,704	0	160,615
Advance payments on intangible assets		0	0	0

II. Tangible assets	5	357,632	-5	338,114
Land and buildings and related rights		207,039	39	204,716
- Land		2,404	27	2,298
- Buildings		40,968	5	39,334
- Telecommunication network		153,829	3	153,969
- Other properties		8,385	3	8,108
- Real estate related rights		1,453	1	1,007
Technical equipment, machinery and vehicles		134,085	133	117,730
- Telecommunication equipment and machinery		133,112	133	116,718
- Other technical equipment, machinery and vehicles		973	0	1,012
Other equipment and vehicles		8,042	49	6,290
Construction-in-progress, renovation		8,466	-226	9,378
Advance payments on construction-in-progress		0	0	0

III. Financial investments		272,726	0	323,848
Non current investments in affiliated companies	6	188,994	0	230,147
Non current loans granted to affiliated companies	7	79,000	0	89,141
Other investments	8	20	0	0
Other non current loans granted	9	4,712	0	4,560
Non current bonds and other securities		0	0	0

B. CURRENT ASSETS		83,100	175	70,773

I. Inventories	10	2,235	-8	2,862
Raw materials		1,291	0	884
Work in progress and semi-finished products		0	0	0
Finished products		0	0	0
Goods available for sale		944	-8	1,978
Advance payments on inventories		0	0	0

II. Receivables		76,137	183	64,312
Accounts receivable	11	18,671	82	22,225
Receivables from affiliated companies	12	50,208	0	36,410
Bills receivable		0	0	0
Receivables from other related companies		30	98	36
Other receivables	13	7,228	3	5,641

III. Securities	14	3,842	0	1,926
Investments in affiliated companies		0	0	0
Other investments		0	0	0
Treasury stock, quotas		3,842	0	1,926
Marketable securities		0	0	0

IV. Liquid assets		886	0	1,673
Cash and cheques		3	0	5
Bank deposits		883		1,668

C. PREPAYMENTS	15	11,163	-14	10,320

Accrued income		10,754	-14	9,960
Prepayments for costs and expenses		409	0	360
Deferred expenses		0	0	0

TOTAL ASSETS		910,300	153	923,466

Budapest, December 5, 2006

Straub Elek	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

The supplement forms an integral part of these financial statements.

Magyar Telekom Plc.

BALANCE SHEET AS OF DECEMBER 31, 2005

(All amounts in millions of HUF)

LIABILITIES AND OWNER’S EQUITY

		Note	December 31, 2004	Self-revision	December 31, 2005

D. SHAREHOLDER’S EQUITY		16	371,724	186	440,000

I.	Common stock		104,281	0	104,281
	- of this treasury stock at par value		490	0	246
II.	Unpaid share capital (-)		0	0	0
III.	Capital reserves		52,837	0	52,837
IV.	Retained earnings		210,764	0	212,866
V.	Restricted reserves		3,842	0	1,926
VI.	Valuation reserves		0	0	0
VII.	Net income		0	186	68,090

E. PROVISIONS		17	13,516	0	4,307

Provision for expected obligations			13,345	0	4,183
Provision for expected expenses			165	0	124
Other provisions			6	0	0

F. LIABILITIES			498,406	184	454,331

I.	Subordinated liabilities		0	0	0

II.	Non current liabilities		225,068	0	230,605
	Non current credits		0	0	0
	Convertible bonds		0	0	0
	Debt from issuance of bonds		127	0	124
	Investment and development loans	18	47,266	0	13,125
	Other non current loans		0	0	0
	Non current liabilities to affiliated companies		0	0	0
	Non current liabilities to other affiliated companies	19	177,675	0	212,000
	Other non current liabilities		0	0	5,356

III.	Current liabilities		273,338	184	223,726
	Current loans		72	0	71
	- of this convertible bonds		0	0	0
	Current credits	20	34,156	0	41,913
	Advances received		708	22	606
	Accounts payable		20,372	0	19,499
	Bills of exchange payable		0	0	0
	Current liabilities to affiliated companies	21	74,598	0	73,399
	Current liabilities to other affiliated companies	22	60,000	0	74,678
	Other current liabilities	23	83,432	162	13,560
	- of this dividends payable		72,654	0	0

G. ACCRUED EXPENSES		24	26,654	-217	24,828

Deferred income			2,072	0	2,502
Accrued expenses			24,295	-217	21,804
Other deferred revenue			287	0	522

TOTAL LIABLITIES AND SHAREHOLDER’S EQUITY			910,300	153	923,466

Budapest, December 5, 2006

Straub Elek	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

The supplement forms an integral part of these financial statements.

Magyar Telekom Plc.

INCOME STATEMENT  FOR THE PERIOD ENDED 31 DECEMBER, 2005

(All amounts in millions of HUF)

	Note	2004	Self-revision	2005

1. Domestic sales	25	253,878	76	237,079
2. Export sales	26	12,368	50	12,060
I. Sales revenues		266,246	126	249,139

3. Change in self-manufactured inventories		0	0	0
4. Capitalised value of self-manufactured assets		11,315	0	12,915
II. Own work capitalized		11,315	0	12,915

III. Other revenues	27	7,198	9	23,184
of which: reversal of write-down for assets		573	0	388

5. Costs of raw material		14,132	-2	15,858
6. Costs of services	29	53,960	-207	59,593
7. Costs of other services		2,271	-4	2,151
8. Cost of goods sold		4,005	-3	4,271
9. Costs of services sold (intermediated)	30	52,929	-8	41,813
IV. Material-type expenditures		127,297	-224	123,686

10. Salaries and wages	31	35,722	0	32,552
11. Other payroll related costs	31	11,668	22	12,942
12. Payroll related contributions		14,280	-6	13,733
V. Payroll and related expenditures		61,670	16	59,227

VI. Depreciation		66,812	13	64,097

VII. Other expenditures	33	31,847	140	16,914
of which: write-down for assets		8,365	0	2,769

A. PROFIT FROM OPERATING ACTIVITIES		-2,867	190	21,314

13. Dividends and profit sharing (received or due)		70,770	0	68,429
of which: received from affiliated companies		70,770	0	68,429
14. Foreign exchange gains on sale of investments		150	0	497
of which: received from affiliated companies		0	0	0
15. Interest income and f/x gains on financial investments		10,813	0	7,051
of which: received from affiliated companies		10,805	0	7,044
16. Other interest income received		4,174	0	3,171
of which: received from affiliated companies		3,779	0	3,015
17. Other revenues on financial activities		659	0	4,476
VIII. Revenues from financial transactions		86,566	0	83,624

18. Foreign exchange loss on the sale of financial investments		78	0	0
of which: related to affiliated companies		0	0	0
19. Interest expense		35,150	0	31,702
of which: related to affiliated companies		694	0	643
related to other affiliated company		23,271	0	24,793
20. Write-down for investments, securities and bank deposits		0	0	0
21. Other expenses on financial activities		6,289	0	576
IX. Expenditures from financial transactions		41,517	0	32,278

B. FINANCIAL RESULTS	34	45,049	0	51,346

C. INCOME FROM ORDINARY ACTIVITIES		42,182	190	72,660

X. Extraordinary revenues	35	3,476	1	2,013
XI. Extraordinary expenditures	36	6,630	5	6,583

D. NET INCOME ON EXTRAORDINARY ACTIVITIES		-3,154	-4	-4,570

E. NET INCOME BEFORE TAXES		39,028	186	68,090

XII. Corporate income tax	37	0	0	0

F. NET INCOME		39,028	186	68,090

22. Use of retained earnings for dividends		33,626	0	0
23. Dividend paid (approved)	38	72,654	0	0

G. BALANCE SHEET NET PROFIT FIGURE		0	186	68,090

Budapest, December 5, 2006

Straub Elek	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

The supplement forms an integral part of these financial statements

Investigation into certain consultancy contracts

On February 13, 2006, the Company announced that it was investigating certain contracts to determine whether they were entered into in violation of Company policy or applicable law or regulation. Concerns regarding two consultancy contracts entered into by one of the Company’s subsidiaries were initially raised by the Company’s auditors.  As a result of the investigation, two additional consultancy contracts, which were entered into by the Company, have been called into question. The total amount of the four contracts under investigation at the Group is around HUF 2 billion, of which HUF 1,120 million relates to the two contracts entered into by the Company. Concerns have also arisen regarding destruction by certain employees of electronic documents obstructing the investigation. As a consequence of the investigation, the Company had suspended a number of employees who have since resigned. The investigation, which is being conducted by an independent law firm and supervised by the Audit Committee, is still ongoing.

Although the investigation has not been finalized, based on the independent investigators’ findings and conclusions to date, these contracts were entered into without full compliance with internal company procedures regarding the entry of such contracts.  Moreover, sufficient evidence could not be obtained that adequate value was received under these contracts.  Accordingly, although the Company had originally capitalized the amounts paid under these contracts, as a result of the findings of the investigation, the Company has ultimately expensed the HUF 1,120 million paid under these two contracts, and discloses these expenses under the caption “Extraordinary expenditures.”  See Note 36

The Company has already implemented certain remedial measures designed to enhance its control procedures with respect to the entry into consultancy contracts, including the introduction of a new governance model and replacement of the Board of Directors at Crngorski Telekom and termination of work contracts with employees initiating data deletions interfering with the investigation.

The Company’s Board of Directors also approved on 8 November, 2006 a more extensive program of remedial actions, which it expects to implement in the near future. These decisions include structural and procedural changes in relation to mergers and acquisitions, and procurement, as well as a new internal control regime.  The Company’s Board of Directors also decided on 5 December, 2006 on certain additional enhancements of internal controls and the implementation thereof.

As a result of the delays in finalizing its 2005 financial statements as a result of the investigation, the Company has failed to meet certain deadlines prescribed by the Hungarian and other applicable laws and regulations for preparing and filing audited annual results and holding annual general meetings. The Company has already been fined HUF 12 million as a consequence of such delays. The Company has notified the Hungarian Financial Supervisory Authority, the U.S. Securities and Exchange Commission and the U.S. Department of Justice of the investigation and is in contact with these authorities regarding the investigation and has responded to a number of inquiries these authorities have raised.

Magyar Telekom Telecommunications Public Limited Company

Submission

for Magyar Telekom Plc.’s General Meeting

Subject:                                                     Decision on the approval of the 2005 financial statements of the Company and on the release from liability of the members of the Board of Directors

Budapest, December, 2006

Resolutions proposal:

1.	The General Meeting approves the 2005 Consolidated Financial Statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards, including

Balance Sheet Total Assets of HUF 1,082,948 million and Profit after tax for year 2005: HUF 88,919 million (before the deduction of HUF 10,355 million attributable to minority interests).

2.	The General Meeting approves the Y2005 Annual Report of the Company prepared according to the Hungarian Accounting Regulations (HAR), including

Balance Sheet Total Assets of HUF 923,466 million and After-tax Net Income of HUF 68,090 million.

3.

The General Meeting hereby evaluates the work of the board members of the Company and decides on granting the relief from liability for the board members of the Company with respect to the 2005 business year in accordance with Section 30 (5) of the Companies Act. The evaluation and the relief from liability granted by this resolution shall not apply to the liability of the board members arising from their gross negligence or wilful misconduct.

Magyar Telekom Telecommunications Public Limited Company

Submission

for Magyar Telekom Plc.’s General Meeting

Subject:                                                   Proposal of the Board of Directors for the use of the profit after tax earned in 2005

Budapest, December, 2006

Resolution proposal:

A dividend of HUF 73 per ordinary share (with a face value of HUF 100) and dividend of HUF 7 300 per preference share (with a face value of HUF 10 000) shall be paid to the shareholders from the profit of 2005.

The Company uses HUF 8,031,646,223 from profit reserves to pay the total dividend of HUF 76,122,086,995 because profit after tax before dividend is HUF 68,090,440,772 based on HAR figures.

January 12th, 2007 shall be the first day of dividend disbursement.

On December 22nd, 2006, the Management Committee of Magyar Telekom Plc. shall publish a detailed announcement on the order of dividend disbursement in Magyar Tokepiac, as well as on the homepage of the Company and the Budapest Stock Exchange.

In compliance with Magyar Telekom’s assignment, KELER Ltd. shall disburse dividends.

Magyar Telekom Telecommunications Public Limited Company

Submission

for Magyar Telekom Plc.’s General Meeting

Subject:                                                   Election of the Company’s Auditor and determination of its remuneration

Budapest, December, 2006

Resolution proposal:

The General Meeting elects:

PricewaterhouseCoopers Kft. (1077 Budapest, Wesselényi u. 16 Registration no.: 001464)

Name of the private person to perform audit services as registered auditor:

Szilvia Szabados

Chamber membership number: 005314

Address: 1031 Budapest, Amfiteátrum u. 25. VI. 53.

Mother’s maiden name: Terézia Bukó

as Auditor of the Company for the two year period ending with the Annual General Meeting closing the 2007 financial year.

In the event that Szilvia Szabados is incapacitated, the GM elects Márta Hegedűsné Szűcs (chamber membership number: 006838, mother’s maiden name: Julianna Hliva, address: 2071 Páty, Várhegyi u. 6.) to act as responsible auditor.

The General Meeting approves the payment of HUF 81,000,000 - not including the audit of internal controls as required by the Sarbanes-Oxley Act of 2002 - (+ a maximum of 5% for related costs) + VAT per year, covering the audit of the annual financial statements of Magyar Telekom Plc. (Company) prepared in accordance with the Hungarian Accounting Act and also the audit of the annual consolidated financial statements of the Magyar Telekom Group prepared in accordance with International Financial Reporting Standards (IFRS).

Magyar Telekom Telecommunications Public Limited Company

Submission

for Magyar Telekom Plc.’s General Meeting

Subject:                             Modification of the Articles of Association of Magyar Telekom Plc.

Budapest, December, 2006

The reasons for the amendment of the Articles of Magyar Telekom Plc. are as follows:

1. A gas-engine is operated in the headquarters of Magyar Telekom that requires a small-power-station licence from the Hungarian Energy Office („MEH”). MEH concluded in its answer letter that the Articles of the Company does not contain the activity of producing  electric energy and heat, therefore it is problematic to operate the heating system of the headquarters and to sell / charge for electricity. Consequently, it is expedient to include such activity into the scope of activities of the Company.

The (TEÁOR) registry No. of the activity is: TEÁOR 40.11 Production of electricity.

2. Magyar Telekom wishes to manage the provision of insurance policies – in packages or individually – for its customers as an important future business development issue. During the revision of the possible scenarios the business area concluded that in order to realize such cooperations and product concepts it is necessary to include the relevant TEÁOR activity into the scope of activities of the Company.

The (TEÁOR) registry No. of the activity is: TEÁOR 67.20 Other insurance activities.

3. The name of the Budapest Stock Exchange is amended with respect to the form of operation and is changed to Budapest Stock Exchange Closed Limited Company („Budapesti Értéktőzsde Zártkörűen Működő Részvénytársaság”). Therefore the name contained in Section 15.2. is to be amended.

Resolution proposal:

The General Meeting approves the modifications of the Articles of Associations as follows:

1.6.2. Other activities

40.11’03 Production of electricity

67.20’03 Other insurance activities

15.2.                        Notices

Notices and advertisements of the Company shall be published in the nationwide, official journal of the Budapest Stock Exchange and in the official publication space of the Budapest Stock Exchange Closed Limited Company (i.e. home page of the Stock Exchange) and the Official Gazette (“Cégközlöny”) in cases required by applicable law.

All other provisions of the Articles of Association remain unchanged

Magyar Telekom Telecommunications Public Limited Company

Submission

for Magyar Telekom Plc.’s General Meeting

Subject:                             Report of the Supervisory Board about the 2005 operations of the Company and the Group

Budapest, December, 2006

The Supervisory Board has reviewed the Report of the Company Management in respect of the performance, financial status, prospects and environmental uncertainties of the Company and the Group.

The Supervisory Board focused on the following priorities:

1.               the compliance of the operation of the Company with the legal requirements and obligations;

2.               the compliance of the applied accounting practices with the HAR (Hungarian Accounting Rules) and with the IFRS (International Financial Reporting Standards);

3.               whether the operation and decisions of the Board of Directors served the best interest of the shareholders.

The Supervisory Board summarizes its position as follows:

I.                                      The business operations of the Company and the Group met the expectations of the shareholders in the 2005 business year. The Management successfully managed the Company in a dynamically changing market environment. Cost management is considered efficient.

II.                                  The Supervisory Board hereby states that the Net Profit after Tax of the Company for the 2005 business year was HUF 68 090 million (say: sixty-eight billion and ninety million Forints) and the total Assets and Liabilities of the Company for the 2005 business year was HUF 923 466 million (say: nine hundred and twenty-three billion four hundred and sixty-six million Forints). The Company Report has been prepared in line with the Hungarian Accounting Rules (HAR). The consolidated earnings of Magyar Telekom Group after tax in year 2005 according to IFRS (before subtracting HUF 10 355 million earnings on minority shares) is HUF 88 919 million (say: eighty-eight billion nine hundred and nineteen million Forints); the balance sheet total is HUF 1 082 948 million (say: one thousand and eighty-two billion nine hundred and forty-eight million Forints). The Supervisory Board states that the report of the Company and the Group includes the necessary information concerning the independent investigation. The Supervisory Board acknowledges that the dividend on profits, payable to the shareholders is established at HUF 76 122 million (say: seventy six billion one hundred and twenty-two million Forints).

III.                              The Supervisory Board continuously monitored the Management’s decisions by having the Management report on its most important business decisions, on the financial stand of the Group at every Supervisory Board Meeting. The Supervisory Board also monitored the control activity of the Management.

IV.                              The Supervisory Board approved the Annual Audit Plan of the independent Internal Audit organization for year 2005. The Supervisory Board requested and received regular reports about each and every audit finding, recommended audit measure and about the status of the implementation of these measures. The Internal Audit Branch completed the audits requested by the Supervisory Board and reported to them about the results. The Director of the Internal Audit is a permanent invitee of Supervisory Board Meetings where she regularly responded to the further issues raised in connection with certain audits.

V.                                  The Supervisory Board paid special attention in year 2005 to the following audit topics: compliance with SOX 404 requirements, integrity of the financial statements, security of assets and IT systems, revenue assurance, CRM, business solutions.

VI.                              The Supervisory Board elected an Audit Committee (AC) from its own members and regulated the work of the AC by approving the Code of Procedures. The AC regularly checked the compliance with the rules assuring the independence of the Book Auditor and performed continuous control over the contracts that do not fall under the scope of book auditing.

VII.                          The Supervisory Board continuously monitored the compliance of the Group with the rules assuring the fulfillment of the stock exchange requirements. A Directive has been issued on the “Procedures for treatments of complains/comments regarding accounting matters”. Beyond that, the technical conditions of making such reports have also been established.  The Supervisory Board had all the anonymous reports investigated and reports were made about them. The Group has made the necessary preventive measures in all cases to prevent repeated occurrence.

VIII.                      The Supervisory Board put major focus on the strengthening of the corporate control processes and compliance with the SOX requirements. They asked regular reports on this issue from Internal Audit, in many cases from the Management and asked information also from the external Book Auditor.

IX.                             The Supervisory Board highly appreciates the efforts of the Group to exploit the synergy opportunities with DT on group level. In this framework the Company continuously monitored the fulfillment of the shareholders’ expectations and the optimization of resources. The Supervisory Board strongly supports the introduction of the principles of the standardized internal audit procedures.

X.                                 The Supervisory Board continuously monitored the independent investigation on the year-2005 operations of the Company and the Group and made recommendations on the corrective measures. The Board of Directors has decided the implementation of those measures.

Based on its findings in the course of the continuous monitoring of the business operations of the Company and Magyar Telekom Group the Supervisory Board - provided that the Company’s Auditor issues its Report with the content according to the proposal of the Board of Directors until the date of the General Meeting — recommends that the General Meeting should:

-                        accept the Annual Report of the Company and the Group on the 2005 business year,

-                        accept the financial reports of the Company and the Group with the balance sheet earnings proposed by the Board of Directors,

-                        accept the proposal of the Board of Directors on the dividend payment,

-                        accept the Auditor’s report.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:	/s/ SZABOLCS CZENTHE
Szabolcs Czenthe
Director, Investor Relations

Date: December 6, 2006